SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2019

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From __________ to __________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2019, and 2018

(With Report of Independent Registered Public Accounting Firm)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2019, and 2018

*Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, and Plan Participants of the Bar Harbor Bankshares 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2016.

Boston, Massachusetts

June 29, 2020

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2019, and 2018

	2019	2018

Cash	$1,551	$37,457

Investments, at fair value	43,354,760	37,974,638

Receivables:
Notes receivable from participants	946,635	946,961
Total receivables	946,635	946,961

Total Assets	44,302,946	38,959,056

Net assets available for benefits	$44,302,946	$38,959,056

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2019 and 2018

	2019	2018

Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$5,866,650	$(3,824,178)
Interest and dividends from investments	1,403,529	1,365,823
Other income	27,300	98,694

Total investment income/(loss)	7,297,479	(2,359,661)

Interest on notes receivable from participants	48,485	45,616

Contributions:

Participants	2,308,157	2,111,666
Employer	1,220,398	1,091,358
Rollovers	499,637	680,247

Total contributions	4,028,192	3,883,271

Total additions	11,374,156	1,569,226

Deductions from net assets attributed to:
Benefits paid directly to participants	(5,949,134)	(6,498,753)
Administrative expenses	(81,132)	(104,188)

Total deductions	(6,032,276)	(6,602,941)

Net increase/(decrease) in net assets available for benefits	5,343,890	(5,033,715)

Net assets available for benefits:
Beginning of year	38,959,056	43,992,771

End of year	$44,302,946	$38,959,056

See accompanying notes to financial statements

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the “Company” or the “Plan Sponsor”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a Recapture account for 12b-1 fees.  Expenses over and above the balance in the Recapture Account are paid by the Company.

Effective October 26, 2019, the Company acquired eight (8) People’s United Bank (PUB) branches and associated employees in central Maine. PUB Employees were automatically enrolled in the Plan at a deferral of 3%, effective immediately upon acquisition.  These employees were afforded the opportunity to roll over their funds into the Plan.

(b)	Contributions

Each year, participants may contribute up to 90% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, Individual Retirement Accounts, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2019 and 2018, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional profit sharing contributions were made in 2019 or 2018.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an Individual Retirement Account unless they make a voluntary election for another form of distribution or rollover.  Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

(g)	Investment Elections

Each participant shall direct the investment of his or her own individual account and may select from several mutual funds, common collective trust funds, a stable value fund and Bar Harbor Bankshares common stock. Each participant has the ability to change his or her investment allocation at any time.

(h)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over the Prime Rate. Existing loans are presently written at 3.25% to 6.50%.  Principal and interest is paid according to amortization schedules through biweekly payroll deductions.  Generally, the loan terms may not exceed five years, unless for the purchase of a principal residence, which may permit a longer repayment term.

(i)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(2)Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid.

(b)	Investments and Notes Receivable from Participants

Investments are reported at fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.   Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.   Interest income is recorded on the accrual basis.   Related fees are recorded as administrative expenses and are expensed when they are incurred.   No allowance for credit losses has been recorded as of December 31, 2019 or 2018.   If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles (U.S. GAAP); requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)	Subsequent Events

The Plan has evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued.

Effective January 1, 2020, the Plan was amended to align with Safe Harbor provisions regarding Hardship Withdrawals. Specifically, the Plan: removed the six (6) month Hardship

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Suspension Rule; removed the requirement to obtain a loan prior to applying for a Hardship Withdrawal; and allowed earnings on Pre-Tax sources to be part of the available balance. Additionally, the Plan reduced the number of outstanding loan balances participants can have at one time from two (2) to one (1).

CARES Act Provisions – Effective April 5, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act that was signed into law on March 27, 2020. A CARES Act distribution allowes the Plan’s participants to take a COVID-19 related distribution up to $100,000 from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, effective April 21, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments to defer such repayments until December 31, 2020.

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

(3)	Fair Values of Financial Instruments

US GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).   The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●	Inputs other than quoted prices that are observable for the asset or liability.
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (Contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Stable value fund and Common Trust Funds:    The Morley Stable Value Fund and Common Trust Funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan based on the fair value of their underlying assets reported in the fund’s audited financial statements.

Mutual funds:  Mutual funds are valued at quoted market prices, representing the net asset value of shares held by the Plan, and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

Common Stock:  The Bar Harbor Bankshares common stock is valued at quoted market prices and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.   There were no changes in valuation methodology during the year ended December 31, 2019 or 2018.

	Level 1	Level 2	Level 3	Total
December 31, 2019
Money Market funds	$10,852	—	—	$10,852
Mutual funds	29,345,231	—	—	29,345,231
Common Stock of Bar
Harbor Bankshares	6,457,697	—	—	6,457,697
Investments at fair value	35,813,780			35,813,780
Common or Collective Trust Funds (a)		—	—	7,540,980
Total Investments at fair value	$35,813,780	—	—	$43,354,760

	Level 1	Level 2	Level 3	Total
December 31, 2018
Money Market funds	$1,076	—	—	$1,076
Mutual funds	25,972,826	—	—	25,972,826
Common Stock of Bar
Harbor Bankshares	5,979,668	—	—	5,979,668
Investments at fair value	31,953,570			31,953,570
Common or Collective Trust Funds (a)		—	—	6,021,067
Total Investments at fair value	$31,953,570	—	—	$37,974,637

There were no transfers between levels during 2019.

(a)

The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2019 and 2018.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Fair Value Estimated Using NAV Per Share

December 31, 2019

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Stable Value Fund:
Morley Stable Value Fund	$1,749,896	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR	414,034	$—	Daily	N/A
BlackRock EAFE Equity Index
FDR CLR R	474,318	$—	Daily	N/A
BlackRock Russell 2000 Index FDCL R	630,350	$—	Daily	N/A
BlackRock Midcap Equity Index FD CL R	888,463	$—	Daily	N/A
BlackRock Equity Index FD CLR	3,383,919	$—	Daily	N/A

Fair Value Estimated Using NAV Per Share

December 31, 2018

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Stable Value Fund:
Morley Stable Value Fund	$1,800,685	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR	423,218	$—	Daily	N/A
BlackRock EAFE Equity Index
FDR CLR R	361,688	$—	Daily	N/A
BlackRock Russell 2000 Index FDCL R	385,175	$—	Daily	N/A
BlackRock Midcap Equity Index FD CL R	591,485	$—	Daily	N/A
BlackRock Equity Index FD CLR	2,458,816	$—	Daily	N/A

(4)	Income Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service (“IRS”) informed the plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code (“IRC”).  An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidenced that the Plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 2011-49.   Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, There were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions;

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(5)	Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3).  The decision to invest in Company stock is voluntary on the part of the participants.  These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information.  Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments.  Participant loan distributions and repayments are also considered party-in-interest transactions.

BAR HARBOR BANKSHARES 401(k) PLAN

EIN: 01-0393663

Plan Number: 002

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2019

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment, number of shares, and rate of interest	(d) Cost	(e) Current Value

	Cash—Pass through account	Interest rate - 1.31%	**	1,551
*	Fidelity Gov’t Money Market	Money market fund	**	10,852
	American Target Fund 2015-2060	Target Funds, 1,717,083,068 shares	**	25,282,042
	American Europacific Growth Fund	Foreign equity mutual fund, 20,022,499 shares	**	1,112,250
	American New Perspective Fund	Foreign equity mutual fund, 41,301,161 shares	**	1,951,480
	Prudential Short Term Corp Bond	Bond mutual fund, 71,518,861 shares	**	796,720
*	Bar Harbor Bankshares	Common stock, 254,340,189 shares	**	6,457,697
	Morley Stable Value Fund	Stable Value Fund, 65,270,271 shares	**	1,749,896
	BlackRock Equity Index FD CL R	Common Trust Fund, 8,001,890 shares	**	3,383,919
	BlackRock Strategic Income Opps Instl	Equity Mutual Fund, 20,314,385 shares	**	202,739
	BlackRock US Debt Index FDC R	Common Trust Fund, 2,388,156 shares	**	414,035
	BlackRock EAFE Equity Index FDCLR	Common Trust Fund, 4,415,134 shares	**	474,318
	BlackRock Russell 2000 Index FD C R	Common Trust Fund, 3,367,072 shares	**	630,350
	BlackRock Midcap Equity Index FDCLR	Common Trust Fund, 4,478,141 shares	**	888,463
*	Participant Loans Receivable	Interest rate –3.25% - 6.50%	--	946,635

				44,302,946

* Party-in-interest

** Per ERISA guidelines, the cost of participant directed funds is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:	/s/ Jennifer Svenson	Date: June 29, 2020
Jennifer Svenson Plan Administrator